EXHIBIT 99.1

TransAlta Corporation Provides Conversion Right and Dividend Rate Notice for Series A and B Preferred Shares

CALGARY, Alberta, March 02, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) announced today that it does not intend to exercise its right to redeem all or any portion of the currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A (Series A Shares) (TSX: TA.PR.D) and the Cumulative Redeemable Floating Rate First Preferred Shares, Series B (Series B Shares) (TSX: TA.PR.E) on March 31, 2026 (the Conversion Date).

As a result, and subject to certain conditions, the holders of the Series A Shares will have the right to elect to: (a) retain any or all of their Series A Shares and continue to receive a fixed rate quarterly dividend; or (b) convert all or any of their Series A Shares into Series B Shares on the basis of one Series B Share for each Series A Share on the Conversion Date and receive a floating rate quarterly dividend.

Comparably, subject to certain conditions, the holders of the Series B Shares will have the right to elect to: (a) retain any or all of their Series B Shares and continue to receive a floating rate quarterly dividend; or (b) convert all or any of their Series B Shares into Series A Shares on the basis of one Series A Share for each Series B Share on the Conversion Date and receive a fixed rate quarterly dividend.

As provided in the share terms, the foregoing conversion right is subject to the conditions that: (i) if TransAlta determines that there would remain outstanding immediately following the conversion, less than 1,000,000 Series A Shares, holders of Series B Shares shall not be entitled to convert their shares into Series A Shares, and the remaining Series A Shares will automatically convert to Series B Shares, on the Conversion Date; or (ii) if TransAlta determines that there would remain outstanding immediately after the conversion, less than 1,000,000 Series B Shares, holders of Series A Shares shall not be entitled to convert their shares into Series B Shares, and the remaining Series B Shares will automatically convert to Series A Shares, on the Conversion Date. There are currently 9,629,913 Series A Shares outstanding and 2,370,087 Series B Shares.

Should a holder of Series A Shares choose to retain their shares, such shareholders will receive the quarterly fixed dividend rate applicable to Series A Shares of 1.19550% (4.78200% on an annualized basis) for the five-year period from and including March 31, 2026 to but excluding March 31, 2031. Should a holder of Series A Shares choose to convert their shares to Series B Shares, the Series B Shares that may be issued on the Conversion Date will receive the floating quarterly dividend rate applicable to the Series B Shares of 1.05236% (4.22100% on an annualized basis) for the three-month period from and including March 31, 2026 to but excluding June 30, 2026. The floating dividend rate will be reset every quarter.

Should a holder of Series B Shares choose to retain their shares, such shareholders will receive the floating quarterly dividend rate applicable to Series B Shares of 1.05236% (4.22100% on an annualized basis) for the three-month period from and including March 31, 2026 to but excluding June 30, 2026. The floating dividend rate will be reset every quarter. Should a holder of Series B Shares choose to convert their shares to Series A Shares, holders of Series A Shares will receive the fixed quarterly dividend rate applicable to the Series A Shares of 1.19550% (4.78200% on an annualized basis) for the five-year period from and including March 31, 2026 to but excluding March 31, 2031.

The Series A Shares and Series B Shares are issued in book entry only form and must be purchased or transferred through a participant in the CDS depository service (CDS Participant). All rights of holders of Series A Shares and Series B Shares must be exercised through CDS or the CDS Participant through which the shares are held. The deadline for the registered shareholder to provide notice of exercise of the right to convert Series A Shares into Series B Shares, or Series B Shares into Series A Shares, as applicable, is 3:00 p.m. (MST) / 5:00 p.m. (EST) on March 16, 2026. Any notices received after this deadline will not be valid. As such, holders of Series A Shares or Series B Shares who wish to exercise their right to convert their shares should contact their broker or other intermediary for more information and it is recommended that this be done as soon as possible and well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps.

If TransAlta does not receive an election notice from a holder of Series A Shares or Series B Shares during the time fixed therefor, then such shares shall be deemed not to have been converted (except in the case of an automatic conversion described above). Holders of the Series A Shares and the Series B Shares will have the opportunity to convert their shares again on March 31, 2031, and every five years thereafter as long as the shares remain outstanding. For more information on the terms of the Series A Shares and the Series B Shares, please see TransAlta’s articles of amalgamation, including the share terms and shares in series schedule attached thereto as Schedule A, which are available on the Company’s website under Governance.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “may”, “will”, “should”, “estimate”, “intend” or other similar words). Specifically, this news release contains forward-looking information with respect to the Company and the conversion of the Series A Shares and the Series B Shares. All forward-looking information reflects the Company’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company’s most recent Annual Report and Management’s Discussion and Analysis and the Prospectus Supplement dated Dec. 3, 2010, in each case filed under the Company’s profile on SEDAR at www.sedarplus.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com